FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File No. 000-49760

BROCKTON CAPITAL CORP.

(Translation of registrant's name into English)

Suite 604 – 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BRITISH COLUMBIA

ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Brockton Capital Corp. (the “Company”)

403-850 West Hastings Street

Vancouver, BC V6C 1E1

Item 2.	Date of Material Change

December 21, 2006

Item 3.	News Release

The Company’s news release dated December 21, 2006 was disseminated by Market Wire on December 21, 2006.

Item 4.	Summary of Material Change

The Company announced that it has approved changes in its board of directors and management team, letters of intent with three heavy oil prospects, directors options, shares for debt and the calling of a special meeting of shareholders.

Item 5.	Full Description of Material Change

See attached Schedule “A”

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact Brad Kitchen, Director of the Company, at 604.737.1015.

Item 9.	Date of Report

This report is dated December 21, 2006.

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SCHEDULE “A”

DECEMBER 21, 2006

BROCKTON CAPITAL CORP.

BROCKTON CHANGES MANAGEMENT AND SIGNS LETTERS OF

INTENT FOR NON-CONVENTIONAL OIL AND GAS PROSPECTS

BROCKTON CAPITAL CORP. (the "Company" or “Brockton”) (OTC BB: BKCOF), December 21, 2006 Calgary, Alberta.

The Company is pleased to announce that Brockton has taken the first significant steps to become a non-conventional oil and gas company with initial focus on heavy oil. The Board of Directors have approved the following:

• Changes in the Board of Directors and Management Team to reflect non-conventional oil and gas expertise. The new members include Bill Thornton, George Stapleton and George Orr;

• Letters of Intent to acquire three heavy oil prospects:

o MegaWest, located in Edwards County, Texas, which covers some 17,300 acres with an option on an additional 15,000 acres with Brockton earning a 66.67% working interest subject to a maximum 20% royalty;

o Deerfield, located in Vernon County, southwest Missouri, covering 8,300 acres with an option for an additional 10,000 acres whereby with Brockton is acquiring a 100% working interest subject to 20% royalties; and

o Chetopa is a small project near Chetopa Kansas that is production ready. The first ten well pattern is drilled and a steam generating plant is on location. Brockton may acquire a 100% interest with a royalty payment of 12.5% and net profit interest to the vendor of 25% to a maximum payout of $750,000.

• Incentive warrants to identify other non-conventional oil and gas prospects;

• Directors options;

• Paying the majority of the Company’s existing liabilities with shares; and

• Calling of a special shareholders meeting for February 19, 2007 to approve, among other things, the transactions contemplated by various Letters of Intent.

Change of Board of Directors and Management Team

George Stapleton has been appointed President and Chief Executive Officer. Mr. Stapleton received his civil engineering degree from Georgia Institute of Technology in 1975 and is currently a director of E-T Energy Ltd., a company that is testing an electro-thermal in situ recovery system in the Athabasca Oil Sands. He has held many officer and senior management positions worldwide.

Bill Thornton has been appointed Chief Operating Officer. Mr. Thornton received his Chemical Engineering degree from the University of Alberta and Masters of Engineering (reservoir) from the University of Calgary. Currently living in Calgary, he has held senior management and executive positions over the last 30 years in all aspects of oil and gas development and in particular enhanced recovery of heavy oil.

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In addition, George Orr has been appointed Chief Financial Officer, with several years experience in all aspects of public company reporting and administrative requirements.

As a result of the Company’s revised focus on developing non-conventional oil and gas projects, on December 20th, 2006, Kevin Hanson resigned as President and director, Terry Amisano resigned as director and Roy Brown resigned as Chief Financial Officer. The Company thanks Mr. Hanson and Mr. Amisano for their significant contributions in maintaining a solid corporate foundation which has allowed Brockton to attract this strong management team and acquire world class assets.

Each of the Messrs. Stapleton, Thornton and Orr, the new directors, have been awarded stock options under the Company’s stock option plan. Each director received 500,000 options with an exercise price of $0.10 per share, which are exerciseable for a period of five years. Brad Kitchen, an existing director, has also been awarded 250,000 options at $0.10 per share.

Letters of Intent:

1. Trinity Sands Energy LLC (MegaWest Prospect)

This Letter of Intent, dated December 21, 2006, contemplates Brockton entering into a Share Exchange Agreement to acquire 100% of the shares of Trinity Sands Energy LLC (“Trinity”). In consideration for the shares of Trinity Brockton has agreed to pay US$200,000 cash and issue 9,500,000 common shares. The closing date is to occur as soon as reasonably possible after the receipt of all necessary regulatory and shareholder approvals, but in any event no later than March 31, 2007.

In conjunction with this letter of intent, Brockton agreed to immediately assume the repayment of a US$1,200,000 loan made by a third party to Trinity. In the event that the letter of intent is terminated and the parties do not enter into the definitive agreement, Trinity shall be obligated to make payment to Brockton of US$1,200,000 plus simple interest accruing at a rate of 6% per annum payable over a 24-month period beginning six months from the date of termination of the letter of intent. In exchange for the assumption of the third party loan, Brockton issued a one year convertible promissory note to the third party in the amount of US$1.2 million with simple interest accruing at a rate of 6% per annum. The third party will have the option to convert the principal of the note plus accrued interest in common shares of Brockton at a conversion rate of US$0.25 per share.

2. Deerfield Energy LLC (Deerfield and Chetopa Prospects)

This Letter of Intent, dated December 21, 2006, contemplates that Brockton will enter into a Sale and Purchase Agreement to acquire 100% of the assets of Deerfield Energy LLC (“Deerfield”), subject to due diligence, in consideration for US$800,000 cash and 5,000,000 common shares. The closing date is to occur as soon as reasonably possible after the receipt of all necessary regulatory and shareholder approvals, but in any event no later than March 31, 2007.

In conjunction with this letter of intent, Brockton agreed to immediately assume the repayment of a US$500,000 loan made by a third party to Deerfield. In the event that the letter of intent is terminated and the parties do not enter into the definitive agreement, Deerfield shall be obligated to make payment to Brockton of $500,000 plus simple interest accruing at a rate of 6% per annum payable over a 24-month period beginning six months from the date of termination of the letter of intent. In exchange for the assumption of the third party loan, Brockton issued a convertible promissory note to the third party in the amount of US$500,000 with simple interest accruing at a rate of 6% per annum. The third party will have the option to convert the principal of the note plus accrued interest in common shares of Brockton at a conversion rate of US$0.25 per share.

Incentive Warrants

Brockton issued 19.5 million incentive warrants, on December 21, 2006, in an effort to secure additional non-conventional oil and gas prospects. The warrants will allow the holders to purchase up to 19.5 million common shares from Brockton at an exercise price of $0.10 per share, subject to the holder of the warrants bringing to the

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Board of Directors a project that has, at the reasonable opinion of the Board of Directors, a minimum specified potential value to the Company of at least US$1.00 per warrant. Upon acceptance by the Board of Directors of a project, the warrant holder will have six months to exercise the warrants. If the holders of the warrants have not delivered a project that is acceptable to the Board of Directors within one year from the date of issuance then the warrants will expire.

Issuance of Shares for Debt

The Board approved on December 21, 2006, the issuance of 600,000 common shares to settle US$150,000 of debt, which included debt payable to former directors and officers of the Company.

General Meeting

The Board has set February 19, 2007 as the date for a meeting of the Brockton Shareholders to approve the acquisition of the prospects, ratify other agreements mentioned above and possibly the change the name of the Company.

For further information, please contact:

Brad Kitchen at 604.737.1015;

bkitchen@shaw.ca

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “P .Bradley Kitchen”

P. Bradley Kitchen,

Director

Forward-Looking Statement Disclaimer

This news release contains “forward-looking statements”. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that (i) the Company will complete the acquisition of the shares of Trinity Sands Energy LLC, (ii) the Company will complete the acquisition of assets from Deerfield Energy LLC, (iii) the Company will become a significant player in the heavy oil business, (iv) the Company will be successful in recovering oil for any of its future prospects, and (v) the Company will acquire the rights to other prospects or assets.

It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (i) the failure to complete the acquisition of the shares of Trinity Sands Energy LLC for whatever reason, (ii) the failure to complete the acquisition of the assets from Deerfield Energy LLC for whatever reason, (iii) the continued demand for oil and gas, (iv) the failure by the Company and others, including the persons acquiring the incentive warrants, to identify and acquire other oil and gas prospects, (v) the failure to raise any proceeds necessary to complete any acquisitions of any other oil and gas prospects, (vi) the uncertainty of the requirements demanded by environmental agencies, (x) the Company’s ability to raise debt or equity financing for operations, (xi) the Company’s ability to maintain qualified employees or consultants, and (xii) the likelihood that no commercial quantities of oil and gas are found or recoverable on any properties in which the Company has an interest. The risks and uncertainties that could affect future events or the Company’s future financial performance are more fully described in the Company’s quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company’s annual reports (on Form 20- F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROCKTON CAPITAL CORP.

/s/ Brad Kitchen

Brad Kitchen

Director

Date: January 4, 2007

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